Application - Declaration on Form U-1 under the Public Utility Holding Company
                         Act of 1935 (File No. 70-9521)
 Application - Declaration on Form U-1 under the Public Utility Holding Company
                         Act of 1935 (File No. 70-9553)

                                MEMORANDUM OF LAW
                                 IN RESPONSE TO
                REQUEST FOR HEARING AND COMMENTS OF PAUL S. DAVIS

     This memorandum is intended to respond to the request for hearing and comments of Paul S. Davis in connection with the pending applications of SCANA Corporation ("SCANA") in connection with its proposed acquisition of Public Service Company of North Carolina ("PSNC"). On June 16, 1999, SCANA filed its Application-Declaration on Form U-1 (the "Application") under the Public Utility Holding Company Act of 1935 (the "Act") for approvals relating to the proposed acquisition of PSNC by SCANA. On August 31, 1999, the Securities and Exchange Commission (the "Commission") issued and published the requisite notice under Rule 23 under the Act with respect to the filing of the Application, and specified September 27, 1999 as the date by which objections or comments were to be entered. By letter dated September 24, 1999, Paul S. Davis (the "Respondent") filed an objection with the Commission, challenging the proposed transactions on various grounds.

     Although clothed with references to the Act, Respondent's concerns appear to go not to the question of regulatory compliance but, rather, to the underlying business transaction. In this regard, the Respondent misapprehends the nature of the Commission's jurisdiction. The Commission, in the first instance, does not dictate the particulars of a transaction. Instead, once the parties have negotiated their deal, the matter is reviewed under the standards of the Act to ensure that the proposed transaction will not be detrimental to the public interest or the interest of investors or consumers, the "protected interests" under the Act. For the reasons set forth below, the Respondent's concerns are meritless./1/

     The paragraphs set forth below in bold are the objections taken directly from the Respondent's letter, and our response is set forth below each objection. Capitalized terms used herein and not otherwise defined shall have the meanings given in the Application.

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/1/  In  particular,  the  Commission  has  previously  found that investors are adequately protected by the disclosure required under the other federal securities laws. See "The Regulation of Public-Utility Holding Companies" Report of the Division of Investment Management of the United States
     Securities   and   Exchange   Commission   (June  1995)  ("the   disclosure
     requirements of the Securities Act [of 1933] and the [Securities] Exchange Act [of 1934] and the regulation inherent in the public securities markets have imposed substantial controls on financing transactions that were not present when the Act was adopted.").
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

     1. The Respondent argues that "The terms of the proposed merger of SCANA and Public Service Company of North Carolina (PSNC) are unfair to the shareholders of SCANA and pay an excessive premium to shareholders of PSNC. Accordingly the security issues of stock and the acquisitions by the companies are not in the interests of investors and do not meet the standards of Sections 6,7,9 and 10 of the Public Utility Holding Company Act of 1935 (the "Act")." To the contrary, the record amply demonstrates that the terms of the First Merger, the merger in which SCANA shareholders will receive consideration, are fair to the shareholders of SCANA, and the Preferred Second Merger does not provide an excessive premium to shareholders of PSNC.

     Section 33-11-103 of the South Carolina Business Corporation Act requires that a plan of merger ". . . be approved by . . . two-thirds of the votes entitled  to be  cast on the  plan . . . ." S.C.  CODE  ANN.  section  33-11-103
(1995). By requiring a shareholder vote, the statute allows shareholders to make an informed decision as to the "fairness" of the transaction. On July 1, 1999 at a special meeting of SCANA shareholders, the First Merger was approved by the holders of approximately 76% of the outstanding shares of SCANA common stock. Thus the Respondent's claim that the First Merger is "unfair to the shareholders of SCANA" is inconsistent with the view of the holders of 76% of the outstanding shares of SCANA common stock who voted in favor of the First Merger. State merger statutes are designed to "prevent a small minority from arbitrarily blocking the wishes of a substantial majority." See 2 ABA-ALI Model Bus. Corp. Act Ann.2d section 73 (1971) (as discussed by the American Bar Association's Committee on Corporate Laws, in revising the Model Business Corporation Act)./2/ A substantial majority of SCANA shareholders approved the terms of the First Merger after receiving the information required by the Commission to make an informed decision; thus, the terms of the First Merger should not be deemed unfair because of the view of a small minority.

     In addition to the approval of SCANA shareholders, the terms of the Mergers were approved by the boards of directors of SCANA and PSNC after months of due diligence, analysis and intense evaluation of the assets, liabilities and business prospects of the companies. See SCANA Registration Statement on Form S-4 (Exhibit C-1 to the Application). PaineWebber Incorporated has also provided an opinion to SCANA that the financial terms of the Mergers, taken as a whole, were fair to the holders of SCANA common stock. See Opinion of PaineWebber Incorporated (Exhibit G-2 to the Application). The PaineWebber Opinion provides further evidence that the terms of the First Merger are fair to the shareholders of SCANA.

     The Respondent also claims that the terms of Preferred Second Merger, by which SCANA will acquire PSNC, provide "an excessive premium" to shareholders of PSNC. On February 12, 1999, the last business day before the date on which SCANA and PSNC entered into

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/2/  The American Bar  Association's  Committee on Corporate Laws, in discussing whether states should adopt a two-thirds shareholder approval requirement for mergers or a simple majority, stated that ". . . the Model Act originally adopted two-thirds as a point for attaining reasonable balance. However, in 1969 an amendment reduced the required vote from two-thirds to a majority in recognition of the generally prevailing view that . . . a minority should not be permitted to block the wishes of the majority."
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

the Merger Agreement, the closing price per share of PSNC common stock as reported on the NYSE-Composite transactions was $22.58. The Merger Agreement provides that each holder of PSNC common stock will receive consideration of approximately $33.00 (depending on the operation of exchange ratio) for each share, a premium of roughly 46%.

     This premium of 46% is consistent with premiums paid to shareholders in recent acquisitions of gas utilities. Not including the SCANA-PSNC transaction, there have been a total of 12 major acquisitions of gas utility companies announced since 1997. The premiums paid to shareholders of the gas utilities involved in these transactions range from 60% (DTE Energy Company's acquisition of MCN Energy, announced on October 5, 1999) to 19% (Wisconsin Energy's proposed acquisition of WICOR, announced June 28, 1999). The 46% premium to be paid to PSNC shareholders is well within this range, and is consistent with several other transactions in the gas utility industry. (See Eastern Enterprises proposed acquisition of Energy North, announced July 15, 1999 (58% premium) and Carolina Power & Light's proposed acquisition of North Carolina Natural Gas, announced November 11, 1998 (48% premium)).

     2. The Respondent alleges that "The proposed issuance by SCANA and PSNC of $700,000,000 of debt securities, for the purpose of providing elections to receive cash (in some cases), or of forcing shareholders of accept cash (in other situations), is unfair to shareholders and would deteriorate the financial structure of the merged company. Accordingly it is contrary to the interests of investors and consumers and does not meet the standards of Sections 6 and 7 of the Act." Again, the Respondent is mistaken. SCANA's proposed issuance of $700,000,000 of debt securities to provide cash consideration for the Mergers is consistent with Commission precedent. In most mergers involving cash consideration, the acquiring company will incur some debt or other obligation as part of the acquisition. Section 7(c)(2)(A) of the 1935 Act expressly contemplates acquisition indebtedness incurred at the holding company level in connection with many transactions and acquisitions.

     More importantly, the issuance of $700,000,000 of debt securities would not deteriorate the financial structure of the merged company because it would not alter SCANA's common equity to total capitalization ratio in a manner inconsistent with standards set by the Commission. The Application sets forth the pro forma consolidated capital structure of SCANA, as of December 31, 1998 (assuming that the consideration paid by SCANA for the shares of PSNC common stock consisted of $348 million in cash consideration and $348 million in stock consideration and, therefore, $352 million in cash was paid to SCANA shareholders in the First Merger). These pro forma financials take into consideration the issuance by SCANA of $700 million in long-term debt in financing the Mergers, as well as SCANA's assumption of $165 million of PSNC's existing long-term debt following the Preferred Second Merger. Based on these figures, the pro forma consolidated common equity to total capitalization ratio of 39.6% as of December 31, 1998 is well above the "traditionally acceptable 30% level" that the Commission has set. See Northeast Utilities, 47 SEC Docket 1270 at 1279, n. 47 (Dec. 21 1990).

     For these reasons, the proposed issuance of debt securities would not deteriorate the financial structure of the merged company and is not contrary to the interests of investors and consumers and Respondent's claim is therefore meritless.

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

     3. The Respondent contends that "The provision in the Merger Agreement (pages A-10 and A-11) under which SCANA may require its shareholders holding less than 100 shares to receive all cash for their shares, forfeiting the right which other shareholders have to elect to receive stock, is clearly unfair and discriminatory, and is probably illegal under general principles of law even apart from the Holding Company Act. No such provision is proposed for PSNC shareholders. This provision is obviously contrary to the interests of investors and should be disapproved." Again, the Respondent's concerns are misguided. Although the Merger Agreement does provide SCANA with the option to require that shareholders holding less than 100 shares of SCANA common stock receive cash for their shares, SCANA management has elected not to exercise this option. Thus, contrary to the Respondent's assertion, shareholders will have the option to exchange their shares for shares in the combined company. Regardless of this decision by SCANA management, the provision by which SCANA shareholders who own less than 100 shares would receive all cash for their shares is not illegal because it is identical to provisions in other transactions that have been approved by the Commission. See Sierra Pacific Resources, Holding Co. Act Release No. 27054 (July 26, 1999) (approving transaction in which Sierra Pacific Resources shareholders owning less than 100 shares received cash for said shares in the same type of first tier merger as the First Merger).

     4. The Respondent states that "Fees and commissions proposed to be paid are very substantial ($3,500,000 for Paine Webber and $4,550,000 for Morgan Stanley; see Merger Proxy statement, pages 39 and 44). Underwriting fees will be required for the $700,000,000 debt issue. The reasonableness of the fees should be determined at a hearing." As explained more fully in the Application, SCANA believes that the overall fees, commissions and expenses to be incurred in connection with the Mergers are reasonable and fair in light of the size and complexity of the Mergers and the anticipated benefits of the Mergers to the public, investors and consumers. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). SCANA expects to incur a combined total of approximately $11,952,800 in fees, commissions and expenses in connection with the Mergers. Based on the closing price of SCANA stock on May 12, 1999, the Preferred Second Merger would be valued on an equity basis at approximately $679 million and the Mergers would be valued on an equity basis at approximately $3.3 billion. The estimated fees and expenses of $11,952,800 represent approximately 1.76% of the value of the consideration to be paid to shareholders of PSNC in the Preferred Second Merger, and .3% of the aggregate consideration to be paid to shareholders of SCANA and PSNC in the Mergers. These percentages are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp, Holding Co. Act Release No. 25952 (Dec. 17,
1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

     5. The Respondent contends that "Since under the proposed merger SCANA will become a registered holding its physical properties must meet the standards
Section 11 of the Act. The gas properties of PSNC are not contiguous with those of

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

SCANA (see map on page 3 of the SCANA 1998 Annual Report). Accordingly they constitute one or more additional gas stems, and may be acquired or retained only upon a showing of "loss substantial economics" under separate operation. The burden is on the company to make such a showing. See cases digested under 15 U.S.C.A., Sec. 79k (Sec. 11 of the Act), Notes 44 to 47, pages 170-171. A hearing is essential for this determination." Again, the Respondent misstates the law.

     As discussed in the Application, the gas utility operations of SCANA and PSNC will form a single, integrated gas utility system consistent with Commission precedent. Section 2(a)(29)(B) of the Act defines an integrated public utility system with respect to gas utility companies as:

     a system comprised of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. . . .

Although their service territories do not overlap, there can be little question that the Carolinas, specifically, and the southeastern United States, generally, constitute a single area or region. The Southern Company, a large electric registered holding company operating in four southeastern states, is an integrated system and operates in the same single region.

     In addition, the Commission has looked to coordination of gas supply and common gas supply sources, such as common pipeline suppliers and supply coming from common gas basins, as an indication of the economies produced by an integrated gas utility system. See NIPSCO Industries, Inc. Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis"). As discussed in more detail in the Application, following the Preferred Second Merger, the combined company will take essentially all of its gas supply from Gulf Coast production areas./3/ SCANA and PSNC are both connected to Transco's transportation systems, which will allow the combined company to transport gas from the Gulf Coast areas to and among service areas. SCANA also has connections with Southern Natural, which is connected to Transco's transportation system and will allow the combined company to coordinate gas transportation services between Southern Natural and Transco and access all gas supplies connected to either pipeline. Because SCANA and PSNC purchase substantial quantities of gas from the same supply areas and have sufficient transportation capacity

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/3/  Section  2(a)(29)(B)  also  states  that "gas  utility  companies  deriving natural gas from a common source of supply may be deemed to be included in a single area or region."
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                                        5
to ensure delivery of said gas, the companies' combined gas utility systems will be integrated for purposes of the Act.

     For all of the foregoing reasons, the combined gas utility systems of SCANA and PSNC will be integrated, and the combined company will consist of a single electric utility system and a single gas utility system as defined in the Act. The Application contains full analysis of the Mergers under Section 11 based on Commission precedent, public policy and traditional "A-B-C" clause analysis.

     6. The Respondent objects that "SCANA has requested authority to engage in hedging transitions, including "interest rate swaps, caps, floors, collars and forward agreements." (Release 35-27071, File 70-9533, Item 2, Fourth). Such arrangements are highly speculative. They are not among the securities set forth in Section 7(c) of the Act which are authorized for companies subject to the Act, and should be disapproved." The Respondent appears to be unaware that the Commission has granted authority to registered holding companies to engage in similar hedging transactions. See Conectiv, Inc., Release No. 26832 (Feb. 25,
1998). SCANA has only requested authority to make and continue use of financial hedging instruments in connection with utility operations. These hedging transactions will be closely monitored and overseen by SCANA management. It will not, contrary to the Respondent's claim, engage in speculative transactions. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure, and SCANA will only enter into interest rate swap agreements with counterparties whose senior debt ratings are greater than or equal to "BBB+". SCANA management believes it is taking appropriate steps to mitigate any risk associated with these transactions.

                                    * * * * *

     In addition to the objections discussed above, the Respondent has also offered several comments in his letter dated September 24, 1999. The issues discussed in these comments have been thoroughly addressed by our responses to the objections listed above as well as in the Application. There is, however, one comment which we would like to address in particular, concerning the announced change in SCANA's dividend policy. The Respondent states that "The drastic reduction in SCANA dividends, to become effective in October, was announced in February concurrently with the merger announcement. If the $700,000,000 debt issue is disapproved, the company might be able to restore the dividend."

     Under principles of state corporate law, SCANA has the right to increase or decrease its common stock dividend as required by law or contract or as its board of directors may decide. At its meeting on February 16, 1999 after careful deliberation, the SCANA board of directors determined that a reduction in the dividend, commencing with the third quarter 1999 dividend, was in the best interests of SCANA, its shareholders and consumers to better ensure continued growth of SCANA in light of future challenges facing it including environmental expenditures and the need for increased generation capacity. As noted in the merger proxy statement that was distributed to shareholders of both SCANA and PSNC, SCANA intends to implement the new dividend policy "whether or not the Mergers are completed." See SCANA

Registration Statement on Form S-4. Thus, contrary to the Respondent's claim, the new SCANA dividend policy is independent of the Mergers and the $700,000,000 debt issuance in connection therewith. Moreover, in accordance with basic principles of corporate law, SCANA believes that decisions as to the proper dividend policy for the company are properly left to the discretion of its board, who is best positioned to determine the policy that is in the best interests of the company, its shareholders and consumers.

                                    * * * * *

     The respondent has requested an evidentiary hearing based on several objections. All of these objections are without merit and the request should be denied by the Commission. The principal issues of law raised by the Respondent can be addressed by the Commission on the basis of the record before it. The record before the Commission is comprehensive, and the Application is amply supported by Commission precedent. A hearing at the Commission would be duplicative of other regulatory proceedings with state commissions and, as such, would be wasteful and not in the public interest.

     To justify a hearing, a party must show both (i) a genuine issue regarding a material fact and (ii) a useful purpose to be served by holding a hearing. The burden is on the party requesting a hearing to make such a showing. Bare assertions will not suffice, and a request for a hearing will not be granted if no disputed material facts are set forth. See, e.g., Sempra Energy, 67 S.E.C. Docket 994, 1012 (1998) (based upon the facts or issues of law in the record, no hearing necessary in order for the Commission to conclude that the applicable standards of the Act were satisfied); WPL Holdings, Inc., 2256 S.E.C. Docket 2261, 2261-62 (1998) (request for hearing denied because the issues raised by the intervenors did not warrant exploration at a hearing); Northeast Utils., 62 S.E.C. Docket 1555, 1561 (1991) (request for hearing denied because it did not raise a question of fact or law that would be meaningfully developed by a hearing); Centerior Energy Corp., 35 S.E.C. Docket 769, 777-78 (1986) (request for hearing denied for failure to set forth facts making up a violation of the
Act)./4/

     Speculative and conclusory allegations do not rise to the level of genuine material issues and cannot provide a basis for a hearing. Entergy Corp., 55
S.E.C. Docket 2035, 2050 (1993) ("the intervenor cannot rely on bald or conclusory allegations that [material facts are in dispute]"); Woolen Mills Assocs. v. F.E.R.C., 917 F.2d 589, 592 (D.C. Cir. 1990) ("mere

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/4/  See also Entergy Corp., 55 S.E.C.  2035,  2050 (1993) (denying  intervenors request for a hearing to "develop the record" in light of the existence of, and intervenors' participation in, "extensive hearings" held by two state commissions and FERC); City of New Orleans v. S.E.C., 969 F.2d 1163, 1167 fn. 6 (D.C. Cir. 1992) (noting that the court has "recognized that evidentiary hearings are required only when a genuine issue of material fact exists"), citing Wisconsin's Env't. Decade, Inc. v. S.E.C., 882 F2d 523, 526 (D.C. Cir. 1989); Northeast Utils., 48 S.E.C. Docket 694, 698
     (1991), aff'd sub nom. City of Holyoke Gas & Elec. Dep't., 972 F.2d 358 (D.C. Cir. 1992); accord Cajun Elec. Power Coop. v. F.E.R.C., No. 92-1461, 1994 WL 326863 (D.C. Cir. July 12, 1994) (per curiam) (ordering hearing but reiterating standard that hearing is required only where there are genuine issues of material fact).
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                                        7
allegations of disputed fact are insufficient to mandate a hearing; a petitioner must make an adequate proffer of evidence to support them").

     An agency need not conduct a hearing unless doing so would serve a useful purpose. Connecticut Bankers Ass'n. v. Board of Governors of Fed. Reserve Sys., 627 F2d 245, 250-51 (D.C. Cir 1980) (in light of the fact that "[e]videntiary hearings consume time, energy, and resources," such requests cannot be "indiscriminately grant[ed]"); City of Lafayette v. S.E.C., 454 F.2d 941, 953 (D.C. Cir. 1971) (hearing not required in matter where ultimate decision would not be "enhanced or assisted by the receipt of evidence"), aff'd sub nom. Gulf States Utils Co. v. F.P.C., 411 U.S. 747 (1973); Woolen Mill Assocs., 917 F.2d at 592 (finding allegations of disputed facts insufficient in light of "no substantial evidence contradicting any material finding by the Commission" when intervenor "had ample opportunity to submit whatever evidence it desired throughout the. . . proceeding"). Even where issues of fact exist, a hearing will not be granted unless the reviewing agency in its discretion believes that it cannot adequately address the issues upon written submissions. See, e.g., Cities of Carlisle & Neola v. F.E.R.C., 741 F.2d 429, 431 (D.C. Cir 1984) (finding no need for more than a paper hearing due to Commission's ability to consider fully the issues without recourse to more formal procedures); Boston Carrier, Inc. v I.C.C., 728 F.2d 1508, 1511 & fn. 5 (D.C. Cir. 1984) (finding the Commission did not "abuse . . . its discretion by refusing to hold an oral hearing . . . since it reasonably could have found the factual disputes to be resolvable using its modified procedure"). The Respondent's request for a hearing on the Application should be denied because none of his objections sets forth a genuine issue regarding a material fact or a useful purpose to be served by a hearing.

     Accordingly, for all the reasons set forth above, SCANA asks the Commission to deny the request for hearing and to issue orders approving the proposed transactions, on or before December 31, 1999.

                                        8